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                         [LOGO OF AETERNA LABORATORIES]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                   AETERNA REPORTS FINANCIAL RESULTS FOR 2001

                     RECORD SALES FOR ITS SUBSIDIARY ATRIUM

QUEBEC CITY, QUEBEC, FEBRUARY 19, 2002 -- AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) today announced its financial results for the fourth quarter and the year ending December 31, 2001. All amounts are in Canadian funds.

"The year 2001 has been marked by several important events that have enabled us to attain important scientific, clinical and financial goals, contributing thereby to the growth of the company," declared Dr. Eric Dupont, AEterna's President and Chief Executive Officer. "We would like to place particular emphasis on the completion of the recruitment of all 280 patients for our Phase III clinical trial for the treatment of kidney cancer, the completion of a $15.7 million public offering, the signing of our first strategic alliances with pharmaceutical companies for marketing Neovastat on the European continent and the successful acquisition of the French company Unipex by our subsidiary Atrium, which allowed it to post record sales."

Sales by Atrium Biotechnologies Inc. rose by $35.4 million in 2001 to $43.8 million, compared to $8.4 million for the year 2000. This 495% increase can be attributed to the sales generated by Unipex of France, acquired last July, and to the overall growth of international sales through the introduction of new cosmetic and nutritional products. Atrium's net earnings for 2001 increased by 34% compared to the year 2000.

Fourth quarter sales from Atrium rose by $17.9 million, reaching $20.2 million compared to $2.3 million for the same period last year. "With the acquisition of Unipex, Atrium is now not only a leading company specializing in the development and marketing of innovative ingredients in the fields of cosmetics, nutrition, fine chemicals and pharmaceuticals, but also as a choice partner for several multinational companies such as L'Oreal, Estee Lauder, Aventis, Kodak and Nestle," emphasized Mr. Luc Dupont, Atrium's Vice Chairman and Chief Executive Officer. "During the upcoming year, we will pursue our growth strategy based on sustained internal growth and the acquisition of high end technologies and companies."

AEterna's R&D investments, which amounted to $22.6 million in 2000, were increased to $29.2 million in 2001. This increase was required to continue the Phase III pivotal clinical trials for treatment of lung and kidney cancer as well as the Phase II clinical trial in multiple myeloma. The Phase III trials are the final clinical stage leading to the commercialisation of Neovastat upon approval of regulatory agencies.

During the fourth quarter, AEterna's R&D investments amounted to $8.2 million, an increase of $1.1 million compared to the same period last year.



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AEterna recorded a net loss of $2.8 million, or $0.08 per share, in the fourth quarter, compared to a loss of $4.2 million or $0.14 per share for the same period last year. This reduced loss can be explained by future tax assets posted to the Atrium subsidiary.

For the twelve-month period ended on December 31, 2001, the Company recorded a net loss of $3.5 million, or $0.11 per share, in comparison with a net loss of $9.7 million or $0.33 per share. In spite of an increase of $6.6 million in R&D expenses, AEterna closes the year 2001 with a reduction of the net loss by $6.2 million due to Atrium's increased profit, a non recurrent gain on dilution in the amount of $10.2 million and a $4.8 million income tax recovery.

The Company's consolidated cash position remains strong with $54.1 million in cash and short-term investments as of December 31, 2001. "Our sound cash position will enable us to complete the clinical studies on kidney cancer and multiple myeloma according to schedule," stated Dennis Turpin, AEterna's Vice President and Chief Financial Officer.


AETERNA MILESTONES IN 2001

December:         AEterna completed patient recruitment of all 280 patients for its Phase III Clinical Trial in Kidney Cancer.

September:        AEterna successfully completed a public offering of 1.95
                  million subordinate voting shares at a price of $8.00 per share, for gross proceeds of $15.7 million.

July: AEterna's subsidiary, Atrium Biotechnologies Inc., acquired Unipex of France in a $21 million transaction. Unipex specializes in value-added services in supporting innovation, importing and distributing raw materials and high-end brand-name additives.

March: At the Annual Meeting of the American Association for Cancer Research, in New Orleans, AEterna presented results of a Phase I/II study on metastatic kidney cancer showing a two fold increase in survival time (7.1 months to 16.3 months) of refractory patients having received an optimal dose (240 ml per day) of Neovastat compared to patients given a low dose (60 ml per day).

                  Also at the same meeting, AEterna disclosed results of an experimental study revealing a third mechanism of action for Neovastat, its capability of bringing about the death of endothelial cells, called apoptosis. Neovastat was already known for its antiangiogenic activity at the VEGF and MMP levels.

                  United States Patent and Trademark Office granted AEterna a new patent, which broadens protection of the Neovastat manufacturing process. AEterna now holds six (6) patents and six (6) others are awaiting approval.


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February:         AEterna signed its first two strategic alliances in Europe with the pharmaceutical companies Grupo Ferrer of Barcelona, Spain and Medac of Hamburg, Germany for marketing and distributing Neovastat on the European continent which represents close to 30% of the world market. The deal is estimated at more than $40 million in milestone payments alone.

SCIENTIFIC ARTICLES

During the year, two (2) scientific articles concerning Neovastat appeared in peer review publications: ANTICANCER RESEARCH and SEMINARS in Oncology. Five (5) other articles are currently under press for publication in peer reviews such as ANNALS OF ONCOLOGY and CLINICAL CANCER RESEARCH, in the upcoming months.

ABOUT AETERNA AND NEOVASTAT

AEterna Laboratories Inc. is a Canadian biopharmaceutical company, and is one of the world leaders in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III pivotal clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna also owns 64% of its subsidiary Atrium Biotechnologies, a leading company specializing in the development and marketing of innovative ingredients in the fields of cosmetics, nutrition, fine chemicals and pharmaceuticals.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq
(AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



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                                     - 30 -


INFORMATION:

CANADA
MEDIA RELATIONS:
Paul Burroughs
Tel.: (418) 652-8525 ext. 406
Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com

INVESTOR RELATIONS:
Jacques Raymond
Tel.: (418) 652-8525 ext. 360
Fax : (418) 577-7700
E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com



Enc.: Financial Summary


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AETERNA LABORATORIES INC. (TSE : AEL, NASDAQ : AELA)
FINANCIAL SUMMARY
(expressed in Canadian dollars)


                                              QUARTER ENDED              TWELVE MONTHS ENDED
                                               DECEMBER 31                   DECEMBER 31
CONSOLIDATED RESULTS                      2001            2000            2001         2000
Unaudited                                   $              $                $            $
                                      -------------   ------------      ----------   -----------
                                                       (RESTATED)                    (RESTATED)

Revenues                              20,204,000       2,331,000        43,777,000     8,405,000
                                      -------------   ------------      ----------   -----------

Cost of sales                         15,350,000         319,000        29,950,000     1,124,000
Selling and administrative             2,797,000       1,038,000         6,498,000     2,575,000
Research and development costs         8,175,000       7,108,000        29,223,000    22,637,000
R&D tax credits and grants              (629,000)     (1,965,000)       (5,989,000)   (6,717,000)
Depreciation and amortization            615,000         478,000         1,850,000     1,453,000
                                      -------------   ------------      ----------   -----------
                                      26,308,000       6,978,000        61,532,000    21,072,000
                                      -------------   ------------      ----------   -----------

Operating loss                        (6,104,000)     (4,647,000)      (17,755,000)  (12,667,000)

Interest income                        1,066,000       1,032,000         3,763,000     3,615,000
Interest expenses                       (254,000)       (573,000)         (853,000)     (606,000)
                                      -------------   ------------      ----------   -----------
                                      (5,292,000)     (4,188,000)      (14,845,000)   (9,658,000)

Income tax recovery                    5,034,000           --            4,752,000         --
Gain on dilution                          --               --           10,224,000         --
Non-controlling interest               2,499,000           --           (3,600,000)        --
                                      -------------   ------------      ----------   -----------
Net loss for the year                 (2,757,000)     (4,188,000)       (3,469,000)   (9,658,000)
                                      -------------   ------------      ----------   -----------
                                      -------------   ------------      ----------   -----------
               Basic and diluted           (0.08)          (0.14)           (0.11)         (0.33)
                                      -------------   ------------      ----------   -----------
                                      -------------   ------------      ----------   -----------


                                                   DECEMBER 31     December 31
CONSOLIDATED BALANCE SHEET                            2001            2000
                                                        $               $
                                                  --------------  --------------
                                                                   (RESTATED)
Cash and short-term investments                       54,064,000   68,649,000
Working capital                                       61,464,000   70,831,000
Long-term debt                                        10,401,000    4,753,000
Redeembable common shares of the subsidiary               --       24,610,000
Non-controlling interest                              18,339,000       --
Shareholder Equity                                    78,619,000   64,394,000
Deficit                                               19,082,000   15,614,000




STOCK EXCHANGE INFORMATION AS OF DECEMBER 31, 2001

Issued and outstanding shares                                   32.8 MILLION
Fully diluted shares                                            33.9 MILLION

Market capitalization                                           $312 MILLION

Average daily transactions (12 months)                         48,831 SHARES